UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         SEC File Number: 005-49109

                           NOTIFICATION OF LATE FILING

(Check One) __Form 10-K __Form 20-F __Form 11-K _X_ Form 10-Q__Form N-SAR

         For Period Ended: September 30, 1999

[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  TransitionReport on Form N-SAR

         For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant:   Intelligent Medical Imaging, Inc.
                           ----------------------------------

--------------------------------------------------------------
Former Name if Applicable

Address of Principal Executive Office (Street and Number):
            3960 RCA Blvd., Suite 6001
           --------------------------

City, State and Zip Code:  Palm Beach Gardens, Florida 33410
                           ---------------------------------

                        PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

     [x] (c) The accountant's statement or other exhibit required by Rile 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

         The  Company  has  experienced  severe  financial   difficulties  which
prohibited the timely engagement of accounting and legal professionals.

         The  Company  is  current   with   respect  to  all  prior   "reporting
requirements" and is diligently endeavoring to complete its 10-Q in as expeditious a manner as possible in light of the circumstances described above.

         The Company, therefore, requests an extension within which to file its Form 10-Q for the three months ended September 30, 1999 of five calendar days following the presribed due date as indicated in Part II (b) of the Form 12b-25.

                           PART IV - OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification

                  Tyce Fitzmorris             (561) 622-3223
                  ---------------             ---------------
                  (Name)                      (Area Code) (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify reports(s). _X_ Yes __ No

               (3) It is anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X_Yes __No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATTACHMENT


QUESTION (3) OF ITEM IV:


              Revenues for the three month and nine month period ended September 30, 1999 decreased over the same periods of 1998. Quantitative comparisons cannot be made due to the unavailability of these figures as of the date of this filing.

INTELLIGENT MEDICAL IMAGING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 1999                  By: /s/ Tyce Fitzmorris
                                               -------------------------------
                                                Tyce Fitzmorris, President
                                                 And Chief Executive Officer